Oncolytics Biotech® Announces Abstract Publication and Upcoming Oral Presentation at the 2020 Society of Neuro-Oncology Annual Meeting

Data from a phase 1b, investigator-sponsored study show that a pelareorep-based combination therapy is safe and well-tolerated in newly diagnosed glioblastoma multiforme patients

SAN DIEGO, CA and CALGARY, AB, November 9, 2020 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC) today announced the publication of an abstract for an oral presentation to be given as part of the virtual 2020 Society of Neuro-Oncology (SNO) Annual Meeting. The abstract highlights clinical data from ReoGlio, an investigator-sponsored phase 1b trial evaluating the combination of pelareorep and granulocyte-macrophage colony-stimulating factor (GM-CSF) alongside standard chemoradiotherapy and adjuvant temozolomide for the treatment of patients with newly diagnosed glioblastoma multiforme (GBM). For more details on the abstract and the oral presentation, see below.

Abstract ID: CTIM-14
Title: Pelareorep and granulocyte-macrophage colony-stimulating factor (GM-CSF) with standard chemoradiotherapy/adjuvant temozolomide for glioblastoma multiforme (GBM) patients: ReoGlio phase I trial results.
Session Name: Clinical Trials Session II
Presentation Date and Time: On-demand (link to the presentation)
Speaker: Susan Short, M.R.C.P., Ph.D., Professor of Clinical Oncology and Neuro-Oncology at the University of Leeds

The published abstract is available on the SNO website at https://academic.oup.com/neuro-oncology.

About ReoGlio
The ReoGlio trial was an investigator-sponsored, phase 1b, open-label trial evaluating the combination of pelareorep and GM-CSF, alongside standard chemoradiotherapy and adjuvant temozolomide, for the treatment of newly diagnosed GBM. Fifteen patients were treated in the trial. The primary objective of the study was to determine the maximum tolerated dose of pelareorep and GM-CSF with standard chemoradiotherapy. Secondary objectives were to assess the activity of the pelareorep-GM-CSF combination and treatment compliance. The trial was designed and managed by the University of Leeds and funded through grants provided by Cancer Research UK and The Brain Tumor Charity.

About Pelareorep
Pelareorep is a non-pathogenic, proprietary isolate of the unmodified reovirus: a first-in-class intravenously delivered immuno-oncolytic virus for the treatment of solid tumors and hematological malignancies. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype through innate and adaptive immune responses to treat a variety of cancers and has been demonstrated to be able to escape neutralizing antibodies found in patients.

About Oncolytics Biotech Inc.
Oncolytics is a biotechnology company developing pelareorep, an intravenously delivered immuno-oncolytic virus. The compound induces selective tumor lysis and promotes an inflamed tumor phenotype

-- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with immune checkpoint inhibitors and may also be synergistic with other approved immuno-oncology agents. Oncolytics is currently conducting and planning additional studies in combination with checkpoint inhibitors and targeted therapies in solid and hematological malignancies, as it prepares for a phase 3 registration study in metastatic breast cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as “forward-looking statements”). Forward-looking statements, including the Company's belief as to the potential of pelareorep as a cancer therapeutic; the Company’s expectations respecting the delivery of additional clinical data and the timing thereof; the Company’s expectations respecting potential future registrational trials and the likelihood of success thereof; the timing of the presentation of the clinical data from the Company's ReoGlio study at The Society of Neuro-Oncology (SNO) Annual Meeting; and other statements related to anticipated developments in the Company's business and technologies involve known and unknown risks and uncertainties, which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, the Company's ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how the Company may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

Company Contact Kirk Look Chief Financial Officer +1-403-670-7658 KLook@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com